SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 3

Under the Securities Exchange Act of 1934

HEALTHWAREHOUSE.COM, INC.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

42227G202

(CUSIP Number)

Lalit Dhadphale
President and Chief Executive Officer
HealthWarehouse.com, Inc.
7107 Industrial Road
Florence, Kentucky 41042
Tel.: (513) 618-0912

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  42227G202

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only).
Rock Castle Holdings, LLC; FEIN (N/A)

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐ b) ☒

(3)	SEC Use Only

(4)	Source of Funds	PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Ohio

Number of	(7)	Sole Voting Power	* 166,666
Shares Bene-
Ficially	(8)	Shared Voting Power
Owned by Each
Reporting	(9)	Sole Dispositive Power	* 166,666
Person With
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
* 166,666

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)	1.62%

(14)	Type of Reporting Person	OO

*         Consists of ownership of 166,666 common shares underlying vested, exercisable options.  Share ownership figures reflect a 20 for 1 reverse stock split of the Issuer’s common stock effective July 16, 2010. Does not reflect ownership by Jason Smith, individually, of 66,666 common shares underlying vested, exercisable options.

**       Percentage calculated on the basis of 10,082,926 shares of common stock issued and outstanding on August 8, 2011, plus 166,666 common shares underlying vested, exercisable options.

2

This constitutes Amendment No 3 to the statement on Schedule 13D (“Amendment No. 3”) filed on behalf of Rock Castle Holdings, LLC (the “Reporting Person”), dated May 14, 2009 and filed May 21, 2009, as amended pursuant to Amendment No. 1 dated December 31, 2010 and filed January 6, 2011 and Amendment No. 2 dated September 2, 2011 and filed September 7, 2011 (as amended, the “Statement”), relating to the common stock (the “Common Stock”) of HealthWarehouse.com (the “Company” or “Issuer”).  This Amendment No. 3 is being filed to correct the inadvertent omission of additional vested options held by each of the Reporting Person and by Jason Smith, individually. Following the filing of the Amendment No. 2, the Reporting Person was no longer subject to the reporting requirements of Section 13(d) of the Act with respect to the ownership of the Common Stock of the Issuer.

Item 5.                      Interest in Securities of the Issuer.

I.	Rock Castle Holdings, LLC

(a)
Aggregate Number:  Following consummation of the sale transactions described in clause (c) of this Item 5 below, the Reporting Person holds 0 shares of Common Stock and vested options for 166,666 shares of Common Stock; Percentage:  1.62%. In addition, Jason Smith owns vested options for 66,666 shares of Common Stock; Percentage: less than one percent (1.0%).

(b)
Jason Smith, as Manager of Rock Castle Holdings, LLC, has sole voting and dispositive power over the equity interests of the Reporting Person.  The Reporting Person has sole voting and dispositive power over the shares of Common Stock of the Issuer held by the Reporting Person.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 20, 2012	ROCK CASTLE HOLDINGS, LLC

	By:	/s/ Jason Smith
Jason Smith
Manager